Filed by Equifax Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed Filed pursusant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

1550 Peachtree Street, N.W.  Atlanta, Georgia 30309
NEWS RELEASE
Contact Information:
David Rubinger	Janine Orf
Equifax Inc.	TALX Corporation
(404) 885-8555	(314) 214-7252
david.rubinger@equifax.com	jorf@talx.com

Equifax and TALX Announce Election Deadline
in Connection with Proposed Acquisition

ATLANTA AND ST. LOUIS (May 7, 2007) – Equifax Inc. (NYSE: EFX) and TALX Corporation (NASDAQ: TALX) jointly announced today that May 14, 2007 has been set as the deadline to make an election with respect to the type of merger consideration received by shareholders in connection with Equifax’s proposed acquisition of TALX.  Completion of the acquisition is subject to customary closing conditions and approval of TALX shareholders.

TALX shareholders wishing to make an election regarding the consideration they would like to receive for their TALX shares must deliver to Computershare Investor Services, LLC, the exchange agent, a properly completed Election Form by 5:00 p.m. Eastern time on Monday, May 14, 2007, the election deadline.  TALX shareholders may elect to receive cash, shares of Equifax common stock or a combination of cash and Equifax common stock for their TALX shares.  Subject to the merger agreement, all elections are subject to proration so that 75 percent of the outstanding shares of TALX common stock are converted into shares of Equifax common stock, and the remaining 25 percent of the outstanding shares of TALX common stock are converted into cash.  As a result, a TALX shareholder may receive cash or shares of Equifax common stock for greater or fewer TALX shares than specified in the Election Form, and the ability of a TALX shareholder to receive the form of consideration elected will depend on the elections made by other TALX shareholders.

TALX shareholders who do not properly deliver an Election Form to Computershare Investor Services, LLC (at the address specified in the Election Form) prior to the election deadline will forfeit the right to elect the form of consideration they would like to receive and will have no control over the type of merger consideration they receive.  If the acquisition is completed, such non-electing shareholders will be allocated Equifax stock and/or cash depending on the elections made by other TALX shareholders using the proration adjustment.

A properly completed Election Form will be effective for the lesser of the number of shares held by such shareholder either on the election deadline or on the effective date of the merger.  If shareholders make a proper election and subsequently transfer some or all of their shares of TALX common stock prior to the effective date of the merger, the Election Form will not be effective as to the transferred shares of TALX common stock and the new owner must file his or her own Election Form prior to the election deadline.  If the new owner fails to file his or her own Election Form prior to the election deadline, the new owner will be deemed to have made a non-election.  If a TALX shareholder purchases additional shares of TALX common stock after returning his or her Election Form to the exchange agent, such shareholder will need to file a new Election Form prior to the election deadline to cover all of his or her shares, including such additional shares.

TALX shareholders may obtain additional copies of the Election Form by contacting Computershare Investor Services, LLC at 800-245-7630.

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About Equifax (www.equifax.com)

Equifax empowers businesses and consumers with information they can trust. A global leader in information solutions, we leverage one of the largest sources of consumer and commercial data, along with advanced analytics and proprietary technology, to create customized insights that enrich both the performance of businesses and the lives of consumers.

Customers have trusted Equifax for over 100 years to deliver innovative solutions with the highest integrity and reliability.  Businesses – large and small – rely on us for consumer and business credit intelligence, portfolio management, fraud detection, decisioning technology, marketing tools, and much more.  We empower individual consumers to manage their personal credit information, protect their identity, and maximize their financial well-being.

Headquartered in Atlanta, Georgia, Equifax Inc. employs approximately 5,000 people in 14 countries through North America, Latin America and Europe. Equifax is a member of Standard & Poor’s (S&P) 500® Index. Our common stock is traded on the New York Stock Exchange under the symbol EFX.

About TALX

TALX Corporation, based in St. Louis, Missouri, is a leading provider of human resource and payroll-related services and holds a leadership position in automated employment and income verification as well as unemployment tax management.  TALX provides over 9,000 clients, including three-fourths of Fortune 500 companies, with Web-based services focused in three employment-related areas:  hiring, pay reporting, and compliance.  Hiring services include assessments and talent management, paperless new hires, and tax credits and incentives.  Pay reporting services include electronic time tracking, paperless pay, and W-2 management.

Compliance services include employment and income verifications through The Work Number, unemployment tax management, and I-9 management.  The company’s common stock trades in the Nasdaq Global Select Market under the symbol TALX.  For more information about TALX Corporation, call 314-214-7000 or access the company’s Web site at www.talx.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Equifax, Inc. (“Equifax”) has filed a registration statement on Form S-4 (Registration No. 333-141389) containing a proxy statement/prospectus of Equifax and TALX Corporation (“TALX”) with the SEC, which was declared effective on April 9, 2007.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus because they contain important information about Equifax, TALX and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President–Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2007 Annual Meeting of Shareholders filed with the SEC on March 30, 2007.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transaction.

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